Issuer Free Writing Prospectus dated March 5, 2026
Filed pursuant to Rule 433
Registration File No. 333-290253
Relating to Preliminary Prospectus dated February 17, 2026

This free writing prospectus relates to the common shares of beneficial interest (the “Common Shares”) of Robinhood Ventures Fund I (the “Fund”) and should be read together with the preliminary prospectus dated February 17, 2026 (the “Preliminary Prospectus”) included in Amendment No. 4 to the Registration Statement (“Amendment No. 4”) on Form N-2 (File No. 333-290253) relating to the offering of such securities. Amendment No. 4 may be accessed through the following link: https://www.sec.gov/ix?doc=/Archives/edgar/data/0002085091/000162828026008313/ck0002085091-20260217.htm. This free writing prospectus supplements and updates the information contained in the Preliminary Prospectus. You should read the Preliminary Prospectus carefully, including the section entitled “Risks,” before deciding to invest in the Fund’s Common Shares. Capitalized and other terms used but not defined herein have the meanings set forth in the Preliminary Prospectus.
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Robinhood Ventures Fund I
10,400,000 to 14,400,000 Common Shares

Issuer:	Robinhood Ventures Fund I
Symbol:	RVI
Price to public:	$25.00 per Common Share
Estimated total Fund size:	$603.0 million – $703.0 million (before deducting sales load and offering expenses)
Estimated total Fund size (assuming full exercise of underwriters' option to purchase additional shares):	$642.0 million – $757.0 million (before deducting sales load and offering expenses)
Estimated size of offering (excluding underwriters' option to purchase additional shares):	$260.0 million – $360.0 million
Estimated size of offering (including underwriters' option to purchase additional shares):	$299.0 million – $414.0 million
Common Shares offered:	10,400,000 – 14,400,000 Common Shares. All shares are offered by the Fund.
Underwriters’ option to purchase additional shares:	Up to 1,560,000 – 2,160,000 additional Common Shares from the Fund (representing an additional 15% of Common Shares)
Pricing date:	March 5, 2026
Closing date:	March 9, 2026

CUSIP No:	770701 100
Lead book-running manager:	Goldman Sachs & Co. LLC
As disclosed in the Preliminary Prospectus, on February 12, 2026, the Board of Trustees of the Fund approved a stock split such that, immediately before the completion of the Fund’s initial public offering, each Common Share shall be reclassified, subdivided and changed into such number of Common Shares such that the net asset value (“NAV”) per Common Share plus the sales load per Common Share equals $25.00 per Common Share. Accordingly, on March 5, 2026, the Fund effectuated a stock split of the Fund’s Common Shares. The stock split was determined based on the NAV struck on March 4, 2026. Using the Fund’s NAV per Common Share as of March 4, 2026 ($24.7011), Common Shares outstanding as of March 4, 2026, and the sales load of $0.8750 per Common Share, each Common Share of the Fund outstanding as of March 5, 2026 was classified into 1.0239 Common Shares of beneficial interest.
As disclosed in the Preliminary Prospectus, the organizational and offering costs will immediately reduce the NAV of each Common Share purchased in the initial public offering. The Fund estimates that it will incur expenses in the amount of $0.15 per Common Share based on 10,400,000 to 14,400,000 Common Shares to be sold by the Fund in its initial public offering.
As disclosed in the Preliminary Prospectus, in order to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended, the Fund is making a distribution before the closing of the initial public offering to the selling shareholder in an amount sufficient to eliminate all or substantially all of the Fund’s current and accumulated earnings and profits through the end of the Fund’s tax year that will end on the closing date of the initial public offering. On March 4, 2026, the Fund determined the size of such distribution was $8,185,660.
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Robinhood Ventures Fund I (“RVI” or the “Fund”) has filed a registration statement (including a preliminary prospectus) on Form N-2 (File No. 333-290253) with the Securities and Exchange Commission (the “SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents RVI has filed with the SEC for more complete information about RVI and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus may be obtained by contacting Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of RVI before investing. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.